Exhibit 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year Ended March 31, 2009

Fiscal 2010 revenues expected to decline by 6.7% to 3.1%

Fiscal 2009 revenue growth of 11.7% reported

Bangalore, India – April 15, 2009

Highlights
Consolidated results for the quarter ended March 31, 2009

  Revenues were $ 1,121 million for the quarter ended March 31, 2009; YoY decline was 1.8%
  Net income after tax was $ 321 million for the quarter ended March 31, 2009; YoY growth was 2.6%
  Earnings per American Depositary Share (ADS)* increased to $ 0.56 from $ 0.55; YoY growth of 1.8%

Consolidated results for the year ended March 31, 2009

  Revenues were $ 4,663 million for the year ended March 31, 2009; YoY growth was 11.7%
  Net income after tax* before exceptional item was $ 1,281 million for the year ended March 31, 2009; YoY growth was 10.1%
  Earnings per American Depositary Share (ADS)* increased to $ 2.25 from $ 2.04; YoY growth of 10.3%

Others

  37 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 4,935 employees (net 1,772) for the quarter and 28,231 employees (net 13,663) for the year by Infosys and its subsidiaries
  104,850 employees as on March 31, 2009 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of Rs. 13.50 per ADS (equivalent to $ 0.27 per ADS at the prevailing exchange rate of Rs. 50.72 per US$) for fiscal 2009.The dividends are payable on the ADSs outstanding as on record date, at the prevailing exchange rate on the payment date and are subject to approval by the shareholders.

*The tax provision pertaining to earlier period for the quarter ended March 31, 2009 and fiscal 2009 includes a tax reversal of $ 3 million and $ 23 million. Excluding this, the earnings per share for the quarter and year ended March 31, 2009 would have been $ 0.55 and $ 2.21 ($ 0.54 and $ 1.99 for the quarter and year ended March 31, 2008, respectively) resulting in a YOY growth of 1.9% and 11.1%, respectively.

"Many of our clients are impacted by the financial crisis and are looking  to us to help them reduce their expenses and optimize their businesses," said S. Gopalakrishnan, CEO and Managing Director. "Our services, solutions and business model are well suited to help them in this environment. We are focusing on enhancing our business and investing smartly for the future."

Business outlook
The company’s outlook (consolidated) for the quarter ending June 30, 2009 and for the fiscal year ending March 31, 2010, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#
Quarter ending June 30, 2009

  Consolidated revenues are expected to be in the range of $ 1,060 million and $ 1,080 million; YoY decline of 8.2% to 6.5%
  Consolidated earnings per American Depositary Share are expected to be $ 0.47; YoY decline of 13.0%@

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.35 billion and $ 4.52 billion; YoY decline of 6.7% - 3.1%
  Consolidated earnings per American Depositary Share@@ are expected to be in the range of  $ 1.91 and $ 2.00; YoY decline of 15.1% - 11.1%
#Exchange rates considered for major global currencies: AUD / USD 0.69; GBP / USD 1.43; Euro / USD 1.33

@ Including net tax reversal pertaining to earlier period of $ 8 million for the quarter ended June 30, 2008. Excluding the tax reversal, the YOY decline is expected to be 11.3%

@@ Including net tax reversal pertaining to earlier period of $ 22 million in fiscal 2009. Excluding the tax reversal, YoY decline is expected to be between 13.6% - 9.5%

Even while managing challenges triggered by the uncertain economic environment, we steadfastly pursue our long-term goal of delivering enhanced value to our clients. We have increased focus on new engagement models such as solution-based offerings, SaaS, BPO platform, and Finacle™ to maximize the value delivered to our clients. We continue to invest in our employees through training and building their skills across various technologies and domains.

Leading organizations across industries continue to consult with us to take their businesses to the next level. A provider of enterprise management software engaged Infosys for a Business Architecture consulting project. Infosys will help the client map key business processes to its current and future IT environment. A wholly owned subsidiary of an aerospace products company has sought our expertise in component sourcing consultancy and program management. An aerospace company consulted with us for IT planning and implementing a tool to track and control costs across the enterprise.

We continue to enable our clients with Business Intelligence capabilities. We are supporting a beverage manufacturer’s global Enterprise Data Warehouse program to study and report on various KPIs for  management-level analyses and reporting. A specialized manufacturing company engaged us to enable it with pricing research and analytics capabilities globally.

Industry stalwarts continue to seek our expertise. Infosys is building a Spend Information Management solution for a multi-industry group. This solution will help the client in identifying, capturing and controlling expenditure, forecasting demand, planning materials and production, and managing inventory. A consumer electronics manufacturer engaged us to measure and monitor customer experience, product performance and operational efficiencies. We will also help the client establish and implement robust processes for quality assurance and production support. A healthcare services company sought our services to roll out an intranet across multiple locations. An agri-business and food company partnered with us to implement a global system that will capture trading contract information. The project aims to roll out a standardized system for 35 countries over the next two years, giving the client visibility into inventory positions, improve risk management and compliance.

Infosys’ India Business Unit is gaining ground at home. The Uttar Pradesh Power Corporation Limited and three Rajasthan-based distribution companies consulted us for power reforms programs. Infosys will define roadmaps, guide procurement and undertake program management for them. The Income Tax Department (ITD) – Ministry of Finance, Government of India, has engaged Infosys to set up a Central Processing Center (CPC) to collect, digitize, and process IT Returns, which will be operational in four states in the near future. Infosys will set up the CPC’s IT infrastructure and processes, and provide skilled resources to maintain these. Thermax, a global solution provider in energy and environment engineering, consulted us to implement an end-to-end IT-enabled business program. The program addresses complex business requirements in the Environmental Solutions and Water and Waste Management Solutions divisions of Thermax, across supply chain management, distribution, financial and customer relationship management functions.

We continue to gather momentum in markets which we have entered in the recent past. We helped an Australian bank enhance its visibility into sales, improve risk management, and provide support for electronic authorizations. A Japanese franchise educational business organization engaged us to build an accounting system for its entire group by integrating the software and the databases maintained individually by each constituent company.

"We improved our operating margins during fiscal 2009 despite a very difficult global economic environment combined with highly volatile currency markets," said V. Balakrishnan, Chief Financial Officer. "We have a strong balance sheet with cash and cash equivalents of over US$ 2 billion."

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 104,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Unaudited Condensed Financial Statements in compliance with International Financial Reporting Standards (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31,

(Dollars in millions except share data)
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$2,167	$2,058
Available-for-sale financial assets	–	18
Trade receivables	724	824
Unbilled revenue	148	120
Prepayments and other assets	81	107
Total current assets	3,120	3,127
Non-current assets
Property, plant and equipment	920	1,022
Goodwill	135	174
Intangible assets	7	11
Deferred income tax assets	88	73
Income tax assets	54	55
Other non-current assets	52	45
Total non-current assets	1,256	1,380
Total assets	$4,376	$4,507
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$5	$12
Derivative financial instruments	22	29
Current income tax liabilities	115	101
Client deposits	1	1
Unearned revenue	65	71
Employee benefit obligations	21	22
Provisions	18	13
Other current liabilities	290	300
Total current liabilities	537	549
Non-current liabilities
Deferred income tax liabilities	7	–
Non-current liabilities	48	42
Total liabilities	592	591
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as of March 31, 2009 and March 31, 2008, respectively	64	64
Share premium	672	655
Retained earnings	3,618	2,896
Other components of equity	(570)	301
Total equity	3,784	3,916
Total liabilities and equity	$4,376	$4,507

 Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements for the year ended March 31,

(Dollars in millions except share data)
	2009	2008
Revenues	$4,663	$4,176
Cost of sales	2,699	2,453
Gross profit	1,964	1,723
Operating expenses:
Selling and marketing expenses	239	230
Administrative expenses	351	334
Total operating expenses	590	564
Operating profit	1,374	1,159
Other income (expense)	(86)	4
Finance income	187	171
Profit before income taxes	1,475	1,334
Income tax expense	194	171
Net profit	$1,281	$1,163
Attributable to:
Minority interest	–	–
Equity holders	1,281	1,163
Net profit	$1,281	$1,163
Earnings per equity share
Basic ($)	2.25	2.04
Diluted ($)	2.25	2.04
Weighted average equity shares used in computing earnings per equity share
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements for the three months ended March 31,

(Dollars in millions except share data)
	2009	2008
Revenues	$1,121	$1,142
Cost of sales	650	664
Gross profit	471	478
Operating expenses:
Selling and marketing expenses	55	56
Administrative expenses	86	91
Total operating expenses	141	147
Operating profit	330	331
Other expense	(1)	(11)
Finance income	52	46
Profit before income taxes	381	366
Income tax expense	60	53
Net profit	$321	$313
Attributable to:
Minority interest	–	–
Equity holders	321	313
Net profit	$321	$313
Earnings per equity share
Basic ($)	$0.56	$0.55
Diluted ($)	$0.56	$0.55
Weighted average equity shares used in computing earnings per equity share
Basic	569,912,641	568,993,467
Diluted	570,553,966	570,471,055

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 3913 4511 Bani_Dhawan@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com